SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Western Refining Logistics, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

95931Q 205

(CUSIP Number)

Lowry Barfield

123 W. Mills Avenue

El Paso, Texas 79901

(915) 534-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 95931Q 205	Page 2 of 14

1	Name of Reporting Person Western Refining, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 32,018,847 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 32,018,847 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 32,018,847 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 53.6%**
14	Type of Reporting Person CO

*	On September 15, 2016, St. Paul Park Refining Co. LLC, a Delaware limited liability company (“SPPR”) and indirect, wholly owned subsidiary of Western Refining, Inc. (“Western”), acquired 628,224 common units of Western Refining Logistics, LP, a Delaware limited partnership (the “Partnership”), pursuant to that certain Contribution, Conveyance and Assumption Agreement (the “SPPR Contribution Agreement”) by and among Western, SPPR, the Partnership and Western Refining Logistics GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”). Pursuant to the terms of the Contribution Agreement, SPPR sold to the Partnership approximately four million barrels of refined product and crude oil storage tanks, a light products terminal, a heavy products loading rack, certain rail and barge facilities, certain other related logistics assets, and two crude oil pipeline segments and one pipeline segment not currently in service, each of which is approximately 2.5 miles and extends from SPPR’s refinery in St. Paul Park, Minnesota to SPPR’s tank farm in Cottage Grove, Minnesota, in exchange for total consideration of $210 million, comprised of $195 million in cash and $15 million of common units (or 628,224 common units) representing limited partner interests in the Partnership issued to SPPR (the “Acquisition”). In connection with the Acquisition, SPPR entered into a terminalling, transportation and storage services agreement with Western Refining Terminals, LLC, an indirect, wholly owned subsidiary of the Partnership, that has an initial term of 10 years. As a result of the Acquisition, SPPR is the record holder of 628,224 common units. Western Refining Southwest, Inc., an Arizona corporation (“WRSW”) is the record holder of 8,579,623 common units and 22,811,000 subordinated units. Western Acquisition Holdings, LLC, a Delaware limited liability company (“WAH”), owns approximately 61.3% of the outstanding shares of WRSW and is a wholly owned subsidiary of Giant Industries, Inc., a Delaware corporation (“Giant”), which is a wholly owned subsidiary of Western and owns approximately 38.7% of the outstanding shares of WRSW. Western is also the indirect beneficial owner of (i) all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and (ii) the non-economic general partner interest in the Partnership. The subordination period will end on the first business day after the Partnership has earned and paid distributions of available cash of at least $1.15 (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit for each of the three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2016, provided there are no arrearages in the payment of the minimum quarterly distributions on the Partnership’s common units at that time. The Partnership expects that this condition to terminate the subordination period under its partnership agreement will be satisfied by the payment to the Partnership’s unitholders of the quarterly cash distribution in respect of the quarter ending September 30, 2016. As a result, the Partnership expects that all of its subordinated units will be converted on a one-for-one basis into common units on the first business day following the distribution of available cash with respect to the quarter ending September 30, 2016. The aggregate amount of limited partner interests in the Partnership beneficially owned by Western consists of 9,207,847 common units and 22,811,000 subordinated units.
**	Based on a total of 36,933,804 common units and 22,811,000 subordinated units outstanding as of September 15, 2016.

CUSIP No. 95931Q 205	Page 3 of 14

1	Name of Reporting Person Giant Industries, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 32,018,847 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 32,018,847 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 32,018,847 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 53.6%**
14	Type of Reporting Person CO

*	As a result of the Acquisition, SPPR is the record holder of 628,224 common units. WRSW is the record holder of 8,579,623 common units and 22,811,000 subordinated units in the Partnership. WAH owns approximately 61.3% of the outstanding shares of WRSW and is a wholly owned subsidiary of Giant, which is a wholly owned subsidiary of Western and owns approximately 38.7% of the outstanding shares of WRSW. The subordination period will end on the first business day after the Partnership has earned and paid distributions of available cash of at least $1.15 (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit for each of the three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2016, provided there are no arrearages in the payment of the minimum quarterly distributions on the Partnership’s common units at that time. The Partnership expects that this condition to terminate the subordination period under its partnership agreement will be satisfied by the payment to the Partnership’s unitholders of the quarterly cash distribution in respect of the quarter ending September 30, 2016. As a result, the Partnership expects that all of its subordinated units will be converted on a one-for-one basis into common units on the first business day following the distribution of available cash with respect to the quarter ending September 30, 2016. The aggregate amount of limited partner interests in the Partnership beneficially owned by Giant consists of 9,207,847 common units and 22,811,000 subordinated units.
**	Based on a total of 36,933,804 common units and 22,811,000 subordinated units outstanding as of September 15, 2016.

CUSIP No. 95931Q 205	Page 4 of 14

1	Name of Reporting Person Western Acquisition Holdings, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 32,018,847 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 32,018,847 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 32,018,847 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 53.6%**
14	Type of Reporting Person CO

*	As a result of the Acquisition, SPPR is the record holder of 628,224 common units. WRSW is the record holder of 8,579,623 common units and 22,811,000 subordinated units in the Partnership. WAH owns approximately 61.3% of the outstanding shares of WRSW and is a wholly owned subsidiary of Giant, which is a wholly owned subsidiary of Western and owns approximately 38.7% of the outstanding shares of WRSW. WAH may be deemed to beneficially own the common and subordinated units of the Partnership directly owned by WRSW, but disclaims beneficial ownership except to the extent of its pecuniary interest therein. The subordination period will end on the first business day after the Partnership has earned and paid distributions of available cash of at least $1.15 (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit for each of the three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2016, provided there are no arrearages in the payment of the minimum quarterly distributions on the Partnership’s common units at that time. The Partnership expects that this condition to terminate the subordination period under its partnership agreement will be satisfied by the payment to the Partnership’s unitholders of the quarterly cash distribution in respect of the quarter ending September 30, 2016. As a result, the Partnership expects that all of its subordinated units will be converted on a one-for-one basis into common units on the first business day following the distribution of available cash with respect to the quarter ending September 30, 2016. The aggregate amount of limited partner interests in the Partnership that may be beneficially owned by WAH consists of 9,207,847 common units and 22,811,000 subordinated units.
**	Based on a total of 36,933,804 common units and 22,811,000 subordinated units outstanding as of September 15, 2016.

CUSIP No. 95931Q 205	Page 5 of 14

1	Name of Reporting Person Western Refining Southwest, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 32,018,847 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 32,018,847 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 32,018,847 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 53.6%**
14	Type of Reporting Person CO

*	As a result of the Acquisition, SPPR is the record holder of 628,224 common units. WRSW is the record holder of 8,579,623 common units and 22,811,000 subordinated units in the Partnership. The subordination period will end on the first business day after the Partnership has earned and paid distributions of available cash of at least $1.15 (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit for each of the three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2016, provided there are no arrearages in the payment of the minimum quarterly distributions on the Partnership’s common units at that time. The Partnership expects that this condition to terminate the subordination period under its partnership agreement will be satisfied by the payment to the Partnership’s unitholders of the quarterly cash distribution in respect of the quarter ending September 30, 2016. As a result, the Partnership expects that all of its subordinated units will be converted on a one-for-one basis into common units on the first business day following the distribution of available cash with respect to the quarter ending September 30, 2016. The aggregate amount of limited partner interests in the Partnership beneficially owned by WRSW consists of 9,207,847 common units and 22,811,000 subordinated units.
**	Based on a total of 36,933,804 common units and 22,811,000 subordinated units outstanding as of September 15, 2016.

CUSIP No. 95931Q 205	Page 6 of 14

SCHEDULE 13D

Explanatory Note: This Amendment No. 3 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on October 28, 2013 with the Securities and Exchange Commission (the “Commission”) relating to the common units (“Common Units”) representing limited partner interests in the Partnership (such Schedule 13D, as amended and supplemented by Amendment No. 1 dated October 14, 2014, and Amendment No. 2 dated October 15, 2014 the “Original Schedule 13D”). The Original Schedule 13D is hereby amended and supplemented by the Reporting Persons (as defined below) as set forth below in this Amendment (as so amended and supplemented, the “Schedule 13D”). Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

The reporting persons named in Item 2 below are hereby jointly filing this Amendment because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Amendment (the “Joint Filing Agreement”), a copy of which has been filed with the Commission as Exhibit A to the this Schedule 13D/A and is incorporated by reference herein.

Item 2. Identity and Background

These Items 2(a) and (c) shall be deemed to amend and restate Items 2(a) and (c) in their entirety:

(a) This Schedule 13D is filed by:

(i) Western;

(ii) Giant;

(iii) WAH; and

(iv) WRSW, and together with Western, Giant and WAH, the “Reporting Persons” and individually, a “Reporting Person”.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Western is a public company and owns 100% of the equity interests of Giant. Giant owns 100% of the equity interests of WAH, and WAH owns approximately 61.3% of the equity interests in WRSW. Giant owns approximately 38.7% of the equity interests of WRSW. WRSW owns 100% of the equity interests of the General Partner. The General Partner owns all of the incentive distribution rights in the Partnership.

WRSW is a limited partner of the Partnership and the record holder of 8,579,623 common units and 22,811,000 subordinated units, representing a 53.6% limited partner interest.

(c) The principal business of:

(i)	Western is to hold equity interests in Giant, Western Refining GP, LLC, a Delaware limited liability company, and other entities;

(ii)	Giant is to hold equity interests in WAH and WRSW;

(iii)	WAH is to hold equity interests in WRSW; and

CUSIP No. 95931Q 205	Page 7 of 14

(iii) WRSW is the refining and marketing of refined products and the operation of retail convenience stores.

In accordance with the provisions of Special Instruction C to Schedule 13D, certain information concerning the executive officers and directors of the Reporting Persons and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I as a director or executive officer of Western, Giant, WAH or WRSW has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

This Item 3 of the Schedule 13D is supplemented as follows:

On October 30, 2015, pursuant to that certain Contribution, Conveyance and Assumption Agreement by and among Western, WRSW, the Partnership and the General Partner, the Partnership issued 421,031 common units, in addition to other consideration, to WRSW in exchange for a 375-mile segment of the TexNew Mex Pipeline, an 80,000 barrel crude oil storage tank located in Star Lake, New Mexico, and certain other related assets.

On September 15, 2016, pursuant to the SPPR Contribution Agreement, the Partnership issued 628,224 common units, in addition to other consideration, to SPPR in exchange for certain storage, terminalling and other logistics assets.

Item 4. Purpose of Transaction

This Item 4 shall be deemed to amend and restate Item 4 to the Schedule 13D in its entirety:

The response in Item 3 is incorporated herein by reference.

The resulting ownership interests of each Reporting Person reported herein are held for general investment purposes and are the result of the Acquisition. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The subordinated units owned of record by WRSW are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Second A&R Partnership Agreement. The Partnership may grant unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and substitute awards to employees and directors of the General Partner and its affiliates pursuant to the Partnership’s Long-Term Incentive Plan adopted by the General Partner. The Partnership may acquire common units to issue pursuant to the Long-Term Incentive Plan on the open market, directly from the Partnership, from other Reporting Persons or otherwise.

(b) None.

(c) None.

(d) None.

CUSIP No. 95931Q 205	Page 8 of 14

(e) The Reporting Persons, as direct and indirect owners of the General Partner of the Partnership, may cause the Partnership to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the Partnership, except as discussed herein.

(f) None.

(g) None.

(h) None.

(i) None.

(j) The Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

This Item 5 shall be deemed to amend and restate Item 5 to the Schedule 13D in its entirety:

(a) – (b) The aggregate number and percentage of shares of units that may be beneficially owned by the Reporting Persons (on the basis of a total of 59,744,804 units issued and outstanding as of September 9, 2016) are as follows:

Western

(a)	Amount beneficially owned: 32,018,847 units Percentage: 53.6%
(b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 32,018,847 units
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 32,018,847 units

Giant

(a)	Amount beneficially owned: 32,018,847 units Percentage: 53.6%
(b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 32,018,847 units
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 32,018,847 units

WAH

(a)	Amount beneficially owned: 32,018,847 units Percentage: 53.6%
(b)	Number of shares to which the Reporting Person has:
v.	Sole power to vote or to direct the vote: 0
vi.	Shared power to vote or to direct the vote: 32,018,847 units
vii.	Sole power to dispose or to direct the disposition of: 0
viii.	Shared power to dispose or to direct the disposition of: 32,018,847 units

CUSIP No. 95931Q 205	Page 9 of 14

WRSW

(a)	Amount beneficially owned: 32,018,847 units Percentage: 53.6%
(b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 32,018,847 units
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 32,018,847 units

(c) The response in Item 3 is incorporated herein by reference.

On July 26, 2016. two of the Covered Persons, Messrs. Weaver and Foster, received 3,171 phantom units as compensation for their services as directors of the Partnership. Each phantom unit represents a contingent right to receive one common unit representing a limited partner interest in the Partnership or, at the election of the Board of Directors (the “Board”) of the General Partner, or such committee as may be appointed by the Board, the cash value thereof. The phantom units are scheduled to vest on September 26, 2017.

On September 8, 2016, in connection with an underwritten public offering of common units of the Partnership: (i) Mr. Foster purchased 268,817 common units, (ii) Mr. Stevens purchased 134,408 common units and (iii) Mr. Weaver purchased 44,802 common units.

Other than the aforementioned purchases made in connection with the Partnership’s underwritten public offering and phantom unit grants, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons, has effected any transactions in the common units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented as follows:

SPPR Contribution Agreement

On September 15, 2016, pursuant to the SPPR Contribution Agreement, the Partnership issued 628,224 common units, in addition to other consideration, to SPPR in exchange for certain storage, terminalling and other logistics assets.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	Contribution Agreement (incorporated herein by reference to Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on September 7, 2016)

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2016	WESTERN REFINING, INC.

	By:	/s/ Karen B. Davis
	Name:	Karen B. Davis
	Title:	Executive Vice President and Chief Financial Officer

GIANT INDUSTRIES, INC.

	By:	/s/ Karen B. Davis
	Name:	Karen B. Davis
	Title:	Executive Vice President and Chief Financial Officer

WESTERN ACQUISITION HOLDINGS, LLC

	By:	/s/ Karen B. Davis
	Name:	Karen B. Davis
	Title:	Executive Vice President and Chief Financial Officer

WESTERN REFINING SOUTHWEST, INC.

	By:	/s/ Karen B. Davis
	Name:	Karen B. Davis
	Title:	Executive Vice President and Chief Financial Officer

Schedule I

Directors of Western Refining, Inc.

Jeff A. Stevens

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Chief Executive Officer and Director of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 410,691 common units*	Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 410,691 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 410,691 units
iv.	Shared power to dispose or to direct the disposition of: 0

Paul L. Foster

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Executive Chairman, Chairman of the Board and Director of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 799,380 common units*	Percentage: 1.3%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 799,380 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 799,380 units
iv.	Shared power to dispose or to direct the disposition of: 0

L. Frederick Francis

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Executive Chairman of WestStar Bank

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0.0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0 units
iv.	Shared power to dispose or to direct the disposition of: 0

Sigmund L. Cornelius

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: President and Chief Operating Officer of Freeport LNG Development, L.P.

Citizenship: USA

Amount beneficially owned: 2,500 common units*	Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 2,500 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 2,500 units
iv.	Shared power to dispose or to direct the disposition of: 0

Brian J. Hogan

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: President and Chief Executive Officer of Hogan Truck Leasing, Inc.

Citizenship: USA

Amount beneficially owned: 10,000 common units*	Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 10,000 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 10,000 units
iv.	Shared power to dispose or to direct the disposition of: 0

Scott D. Weaver

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Vice President, Assistant Treasurer and Assistant Secretary and Director of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 120,269 common units*	Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 120,269 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 120,269 units
iv.	Shared power to dispose or to direct the disposition of: 0

Robert J. Hassler

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Director of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0.0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Executive Officers of Western Refining, Inc.

Paul L. Foster

(see above)

Jeff A. Stevens

(see above)

Scott D. Weaver

(see above)

Lowry Barfield

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Executive Vice President - General Counsel and Secretary of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 6,607 common units*	Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 6,607
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 6,607
iv.	Shared power to dispose or to direct the disposition of: 0

David L Lamp

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: President and Chief Operating Officer of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0.0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Karen B. Davis

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Executive Vice President and Chief Financial Officer of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0.0%

Number of shares to which the Reporting Person has:

v.	Sole power to vote or to direct the vote: 0
vi.	Shared power to vote or to direct the vote: 0
vii.	Sole power to dispose or to direct the disposition of: 0
viii.	Shared power to dispose or to direct the disposition of: 0

Sole Shareholder of Giant Industries, Inc.

Western Refining, Inc.

Directors of Giant Industries, Inc.

Jeff. A Stevens

(see above)

Karen B. Davis

(see above)

Mark J. Smith

c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901

Principal Occupation: Executive Vice President – Operations of Western Refining, Inc.

Citizenship: USA

Amount beneficially owned: 34,387 common units*	Percentage: **

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 34,387 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 34,387 units
iv.	Shared power to dispose or to direct the disposition of: 0

Executive Officers of Giant Industries, Inc.

Jeff A. Stevens

(see above)

David L. Lamp

(see above)

Karen B. Davis

(see above)

Lowry Barfield

(see above)

Sole Member of Western Acquisition Holdings, LLC

Giant Industries, Inc.

Persons Exercising Control of the Sole Member of Western Acquisition Holdings, LLC

Jeff. A Stevens

(see above)

Karen B. Davis

(see above)

Mark J. Smith

(see above)

Shareholders of Western Refining Southwest, Inc.

Giant Industries, Inc.

Western Acquisition Holdings, LLC

Directors of Western Refining Southwest, Inc.

Jeff A. Stevens

(see above)

Lowry Barfield

(see above)

Mark J. Smith

(see above)

Executive Officers of Western Refining Southwest, Inc.

Jeff A. Stevens

(see above)

David L. Lamp

(see above)

Karen B. Davis

(see above)

Lowry Barfield

(see above)

*	Common units were acquired pursuant to the Western Refining Logistics, LP unit program, except that, in connection with an underwritten public offering of common units of the Partnership, Mr. Foster acquired 268,817 common units, Mr. Stevens acquired 134,408 common units and Mr. Weaver acquired 44,802 common units.
**	Less than 1%